OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         September 14, 2007              FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2252
                                               EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention: Assistant Director John Reynolds

            RE:   SP ACQUISITION HOLDINGS, INC.
                  AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
                  FILED AUGUST 10, 2007
                  FILE NO. 333-142696

Dear Mr. Reynolds:

            On behalf of SP Acquisition Holdings, Inc. (the "COMPANY"), transmitted herewith is Amendment No. 3 to the above-referenced filing
      ("AMENDMENT NO. 3"). We acknowledge receipt of the comment letter of the
      Securities and Exchange Commission dated September 7, 2007 (the
      "COMMISSION LETTER") with regard to the above-referenced filing. We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the
      Commission Letter and the comments are reproduced in italicized form below.

            The staff is advised that in addition to our responses to the
      Commission Letter, we have amended the registration statement to:

                o  include updated financial information for the period ending
                   June 30, 2007;

                o  reflect the increased size of the offering from $300,000,000 to
                   $400,000,000;

                o  fill in the blanks relating to assets under management in
                   "Prospectus Summary" (page 1), "Proposed
                   Business--Introduction" (page 65) and "Proposed
                   Business--Competitive Strengths" (pages 66 and 67);

                o  reflect minor updates to management bios (pages 90 and 91);

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September 12, 2007

                o  indicate in the Principal Stockholders Table that in addition to Warren Lichtenstein certain directors and officers of the
                   Company are members of SP Acq LLC but such individuals do not have voting or dispositive ownership of the securities held by SP Acq LLC; and

                o  reflect a change in the range of enterprise value with
                   respect to the Company's right of first review to correspond with the increased size of the offering on pages 2, 14, 40,
                   95 and 102.

            Numbers have been changed in several places throughout the document to reflect the updated financial information and the increased size of the offering, which are indicated in the blackline copy enclosed herewith but not specifically enumerated in this letter due to the volume of changes.

            The staff is further advised that the Company is refiling several exhibits to reflect changes to such exhibits arising from the change in the size of the offering.

GENERAL

1.    IF YOU ADD OR DELETE MATERIAL INFORMATION FROM THE REGISTRATION STATEMENT
      IN ANY SUBSEQUENT AMENDMENT THAT IS NOT IN RESPONSE TO A STAFF COMMENT,
      PLEASE IDENTIFY THOSE CHANGES AND THEIR PURPOSE IN YOUR RESPONSE LETTER.

            The staff is advised that we will ensure that material information that is added to or deleted from the registration statement that is not in response to a staff comment will be identified. For certain changes to the registration statement reflected in Amendment No. 3, please see introductory paragraphs above.

2.    IN ADDITION TO IDENTIFYING THE SECTION OF THE AMENDED REGISTRATION
      STATEMENT WHERE CHANGES APPEAR, PLEASE ALSO INCLUDE THE PAGE NUMBER(S) OF
      THE AMENDED REGISTRATION STATEMENT WHERE THE CHANGES APPEAR.

            In response to the staff's comment, the Company has provided page numbers for all of the changes made to the registration statement indicated in this letter except where we believe providing page numbers would be impractical.

3.    IN APPROPRIATE SECTIONS OF THE REGISTRATION STATEMENT, PLEASE DISCLOSE
      WHETHER STEEL PARTNERS GROUP OR YOUR OFFICERS AND DIRECTORS COULD BECOME
      AFFILIATED WITH OTHER BLANK CHECK COMPANIES.

            The Company has added disclosure indicating that the entities comprising Steel Partners Group and the Company's officers and directors may in the future become affiliated with other blank check companies. Such disclosure has been added in "The Offering--Our directors or officers may become affiliated with other blank check companies" (page 24), "Risk
      Factors--Members of our management team and our directors are and may in the future become affiliated with entities engaged in business activities

September 12, 2007

      similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time and business opportunities." (page 40),
      "Management--Conflicts of Interest" (page 95) and "Certain Transactions
      (page 102).

TABLE OF CONTENTS, PAGE i

4.    PLEASE MOVE THE DEALER PROSPECTUS DELIVERY OBLIGATIONS TO THE OUTSIDE BACK
      COVER PAGE OF THE PROSPECTUS AS REQUIRED BY ITEM 502(B) OF REGULATION S-K.

            The Company has moved the dealer prospectus delivery obligations to the outside back cover page of the prospectus as requested by the staff and required by Item 502(b) of Regulation S-K.

RISK FACTORS, PAGE 29

5.    WE NOTE THAT THE LAST RISK FACTOR ON PAGE 38 INDICATES THAT SP ACQ LLC, STEEL
      PARTNERS II, L.P. AND YOUR DIRECTORS CONTROL A SUBSTANTIAL INTEREST IN THE
      COMPANY AND MAY INFLUENCE CERTAIN ACTIONS REQUIRING A STOCKHOLDER VOTE.
      PLEASE DISCLOSE WHETHER THE EXISTING STOCKHOLDERS, INCLUDING OFFICERS AND
      DIRECTORS, INTEND TO PURCHASE ADDITIONAL UNITS OR SHARES OF COMMON STOCK FROM
      THE COMPANY IN THE OFFERING OR LATER PRIVATE PLACEMENTS, OR FROM PERSONS IN
      THE OPEN MARKET OR PRIVATE TRANSACTIONS.  THESE PURCHASES WOULD BE IN
      ADDITION TO THE CO-INVESTMENT UNITS. IF SUCH PERSONS DO INTEND TO MAKE
      PURCHASES, PLEASE DISCUSS HOW THE PURCHASES MAY IMPACT THEIR ABILITY TO
      INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL, SUCH AS A
      BUSINESS COMBINATION.  IF SUCH PERSONS DO NOT CURRENTLY INTEND TO MAKE SUCH
      PURCHASES, PLEASE DISCLOSE THE FACTORS THAT THEY WOULD CONSIDER TO MAKE
      PURCHASES.

            The staff is advised that the persons and entities enumerated above do not currently intend to make additional purchases of the Company's securities during of after the offering. Disclosure in response to the staff's comment has been provided under "The Offering--Founder's Units"
      (pages 9 and 10), "Risk Factors--SP Acq LLC, Steel Partners II, L.P. and
      our Directors will collectively own approximately 20% of our shares of common stock and may influence certain actions requiring a stockholder vote." (pages 38 and 39), "Proposed Business--Effecting a Business
      Combination--Opportunity for stockholder approval of business combination"
      (page 77), "Description of Securities--Common Stock" (page 107).

USE OF PROCEEDS, PAGE 51

6.    WE NOTE YOUR RESPONSE TO COMMENT EIGHT OF OUR LETTER DATED JULY 30, 2007.
      PLEASE CLARIFY WHETHER "DUE DILIGENCE OF THE PROSPECTIVE TARGET BUSINESS"
      REFERS TO ACTIVITY BY YOUR OFFICERS AND DIRECTORS.

            The Company has added disclosure to indicate that the "due diligence of the prospective target business" refers to activity by employees, advisors, directors and officers of the Company under "Use of Proceeds"

September 12, 2007

      (page 51) and "Management's Discussion and Analysis of Financial Condition
      and Results of Operations--Liquidity and Capital Resources" (page 61).

PROPOSED BUSINESS, PAGE 65

FAIR MARKET VALUE OF TARGET BUSINESS OR BUSINESSES AND DETERMINATION OF OFFERING
AMOUNT, PAGE 73

7.    PLEASE REVISE TO STATE WHETHER OR NOT YOU ANTICIPATE THAT SHAREHOLDERS, IN
      ADDITION TO THE BOARD OF DIRECTORS, WILL BE ENTITLED TO RELY ON ANY SUCH
      FAIRNESS OPINION. IF YOU ANTICIPATE THAT FUTURE DISCLOSURE MAY INDICATE
      THAT THE INVESTMENT BANKING FIRM TAKES THE VIEW THAT SHAREHOLDERS MAY NOT
      RELY ON THE OPINION, REVISE TO ADDRESS HOW YOU WILL CONSIDER SUCH A VIEW
      IN DECIDING WHICH INVESTMENT BANKING FIRM TO HIRE.

            The Company has made the requested revisions under "Proposed
      Business--Effecting a Business Combination--Fair market value of target business or businesses and determination of offering amount" (page 75).

FINANCIAL STATEMENTS

GENERAL

8.    PLEASE PROVIDE A CURRENTLY DATED CONSENT IN ANY AMENDMENT AND CONSIDER THE
      UPDATING REQUIREMENTS OF RULE 3-12 OF REGULATION S-X.

            The Company has provided a currently dated consent. In addition, as indicated above, the registration statement has been updated to include financials for the period ended June 30, 2007.

                                      *******

September 12, 2007

            We believe that Amendment No. 3 fully complies with all of the Staff's comments. After the Staff has reviewed Amendment No. 3, we would appreciate the Staff's advice as to whether there are any additional comments. The
      Company respectfully requests that the staff clear all remaining comment on or before Tuesday, September 18, 2007.

            Please direct any questions or comments concerning Amendment No. 3 or this response to the undersigned at 212-451-2252, Steve Wolosky at
      212-451-2333 or Mark L. Lakin at 212-451-2249.

                                          Sincerely,

                                          /s/ Kenneth A. Schlesinger
                                          Kenneth A. Schlesinger